FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	May	…………………………………………………… ,	2018

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

    [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

    [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

    [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	May 11, 2018	By...../s/………Eiji Shimizu………………
(Signature)*

Eiji Shimizu
General Manager
Consolidated Accounting Div.
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Quarterly Report filed with the Japanese government pursuant to the Financial Instruments and Exchange Law of Japan For the first quarter ended March 31, 2018

[English summary with full translation of consolidated financial information]

Quarterly Report filed with the Japanese government

pursuant to

the Financial Instruments and Exchange Law of Japan

For the first quarter ended

March 31, 2018

CANON  INC.

Tokyo, Japan

CONTENTS

			Page

I	Corporate Information

	(1)	Consolidated Financial Summary	2

	(2)	Description of Business	3

II	The Business

	(1)	Risk Factors	4

	(2)	Significant Business Contracts Entered into in the First quarter of Fiscal 2018	4

	(3)	Operating Results	4

III	Company Information

	(1)	Shares	9

	(2)	Directors and Executive Officers	10

IV	Financial Statements

	(1)	Consolidated Financial Statements	11

	(2)	Other Information	44

Disclaimer Regarding Forward-Looking Statements

This quarterly report includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) concerning Canon Inc. (the “Company”) and its subsidiaries (collectively “Canon”). To the extent that statements in this quarterly report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of Canon in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Canon’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Canon undertakes no obligation to publicly update any forward-looking statements after the date of this quarterly report. Investors are advised to consult any further disclosures by Canon in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, foreign currency exchange rate fluctuations; the uncertainty of Canon’s ability to implement its plans to localize production and other measures to reduce the impact of foreign currency exchange rate fluctuations; uncertainty as to economic conditions in Canon’s major markets; uncertainty of continued demand for Canon’s high-value-added products; Canon’s ability to continue to develop products and to market products that incorporate new technology on a timely basis, are competitively priced, and achieve market acceptance; the possibility of losses resulting from foreign currency transactions designed to reduce financial risks from changes in foreign currency exchange rates; disasters, outages or similar events; and inventory risk due to disruptions in supply chains and shifts in market demand.

I . Corporate Information

(1)	Consolidated Financial Summary

	Millions of yen (except per share amounts)

	Three months ended March 31, 2018	Three months ended March 31, 2017	Year ended December 31, 2017

Net sales	960,712	972,761	4,080,015

Income before income taxes	85,759	78,010	353,884

Net income attributable to Canon Inc.	57,113	55,089	241,923

Comprehensive income (loss)	(37,081)	17,351	317,383

Canon Inc. shareholders’ equity	2,742,818	2,717,384	2,870,630

Total equity	2,964,164	2,927,366	3,096,175

Total assets	4,978,423	5,113,899	5,198,291

Net income attributable to Canon Inc. shareholders per share:

Basic (yen)	52.89	50.44	222.88

Diluted (yen)	52.89	50.44	222.88

Canon Inc. shareholders’ equity to total assets (%)	55.1	53.1	55.2

Cash flows from operating activities	42,143	167,421	590,557

Cash flows from investing activities	(49,921)	(50,096)	(165,010)

Cash flows from financing activities	(95,721)	(83,446)	(340,464)

Cash and cash equivalents at end of period	600,711	654,654	721,814

Notes:

1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

2.	Consumption tax is excluded from the stated amount of net sales.

3.

The computation of diluted net income attributable to Canon Inc. shareholders per share for 2017 and the three months ended March 31, 2017 excludes outstanding stock options because the effect would be anti-dilutive.

4.	There were no dilutive securities during the three months ended March 31, 2018.

(2)	Description of Business

Canon prepares quarterly consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Financial information presented in sections “II. The Business” is also in conformity with U.S.GAAP.

Canon newly established Medical System Business Unit effective at the beginning of the second quarter of 2017, and certain businesses included in Industry and Others Business Unit have been reclassified. For further information, please refer to Note 17 of the Notes to Consolidated Financial Statements.

The Canon Group (consisting of the Company, 379 consolidated subsidiaries, and 8 affiliates accounted for using the equity method, as of March 31, 2018, collectively, the “Group”) is engaged in development, manufacturing, sales, and servicing activities in areas such as office, imaging systems, medical systems, and industrial equipment. No material change in Canon’s business has occurred during the three months ended March 31, 2018.

No additions or removals of significant group entities have occurred during the three months ended March 31, 2018.

II.    The Business

(1)	Risk Factors

No material changes are recognized pursuant to the risk factors of Canon’s business indicated in the Annual Securities Report (Yukashoken Houkokusho) of the previous fiscal year.

(2)	Significant Business Contracts Entered into in the First Quarter of Fiscal 2018

No material contracts were entered into during the three months ended March 31, 2018.

(3)	Operating Results

Looking back at the global economy in the first quarter of 2018, the U.S. economy continued to grow steadily as corporate earnings and employment conditions improved. In Europe, the economy remained stable as exports and capital investment increased. The Chinese economy grew steadily due to robust consumer spending, and the economies of India and Southeast Asian countries showed signs of recovery. In Japan, capital investment increased moderately and consumer spending improved. As a result, the global economy overall continued to realize moderate recovery.

As for the markets in which Canon operates amid these conditions, demand for office multifunction devices (“MFDs”) and laser printers remained at around the same level as the previous year. Demand for cameras continued to decline while the market for inkjet printers remained at around the same level as the previous year, with growth in emerging countries compensating for the shrinking market in developed countries. Additionally, there was solid demand for medical equipment, mainly outside of Japan. Within the Industry and Others sector, capital investment in semiconductor lithography equipment increased and the demand for network cameras also enjoyed solid growth.

The average value of the yen during the quarter was ¥108.03 against the U.S. dollar, a year-on-year appreciation of approximately ¥6, and ¥133.10 against the euro, a year-on-year depreciation of approximately ¥12.

(3)	Operating Results (continued)

During the first quarter, unit sales of office MFDs increased compared with the same period of the previous year, with color-model office MFDs achieving higher growth than the market average. Total sales volume of laser printers increased compared with the same period of the previous year, supported by the expanded sales of high-end models. Total sales volume of interchangeable-lens digital cameras and digital compact cameras decreased compared with the same period of the previous year, due to the shrinking market and the fact that sales volume for the same period of the previous year was particularly high after the resolution of shortages resulting from the Kumamoto earthquake in 2016. Looking at inkjet printers, although refillable ink tank models grew steadily, mainly in emerging countries, unit sales decreased compared with the same period of the previous year. Sales of medical equipment decreased, mainly due to the fact that sales for the same period of the previous year was particularly high with the resolution of restrained purchasing by customers after the completion of acquisition of Canon Medical Systems Corporation (“CMSC”). On the other hand, sales of semiconductor lithography equipment increased significantly, thanks to favorable market conditions, and sales of network cameras increased steadily in response to the growing market. Under these conditions, first-quarter net sales decreased by 1.2% year on year to ¥960.7 billion. Due to mainly the fact that certain costs that were under operating expenses have been reclassified under cost of sales by adopting new accounting standards related to revenue recognitions, the gross profit ratio dropped by 1.8 points to 46.3% and gross profit decreased by 4.9% year on year to ¥444.7 billion. Operating expenses decreased by 6.8% year on year to ¥367.6 billion, thanks to continuous Group-wide cost down efforts and efforts to reduce spending as well as the impact of the aforementioned reclassification of figures as part of the adoption of new accounting standards. As a result, first-quarter operating profit increased by 5.3% to ¥77.1 billion. Other income (deductions) increased by ¥3.9 billion, mainly due to foreign currency exchange gains, while income before income taxes increased by 9.9% year on year to ¥85.8 billion and net income attributable to Canon Inc. increased by 3.7% to ¥57.1 billion.

Basic net income attributable to Canon Inc. shareholders per share for the quarter was ¥52.89, a year-on-year increase of ¥2.45.

(3)	Operating Results (continued)

Looking at Canon’s first-quarter performance by business unit, starting with the Office Business Unit, unit sales of office MFDs increased from the same period of the previous year, supported by expanded sales of next-generation color models designed to strengthen the product lineup, such as the A3 (12”x18”) imageRUNNER ADVANCE C5500 series. Among Digital sheet-fed presses, the Océ-produced VarioPrint i300, a high-speed sheet-fed color inkjet press that offers superior low-running-cost performance, has been steadily receiving orders. As for laser printers, although unit sales increased steadily compared with the same period of the previous year, supported by steady sales of new models that achieve low power consumption, compact body designs and high productivity, the sales of consumable decreased compared with the same period of the previous year due to particularly high level of sales for the same period of the previous year. These factors resulted in total sales of ¥457.7 billion for the business unit, the same level as the previous year, while operating profit totaled ¥53.0 billion, a year-on-year decrease of 4.3%.

Within the Imaging System Business Unit, sales volume of interchangeable-lens digital cameras decreased compared with the same period of the previous year. However the sales of such advanced-amateur-models as the EOS 6D Mark II enjoyed solid demand, and, as for compact-system cameras, the entry-level EOS M100 enjoyed strong demand, allowing Canon to maintain the top share of the market, mainly in the United States, Europe and Japan. As for digital compact cameras, although unit sales decreased compared with the same period of the previous year amid the shrinking market, sales of such high-value-added models as the high-image-quality PowerShot G-series enjoyed solid demand. For inkjet printers, demand was strong for the newly launched refillable ink tank models targeting emerging countries, which realize improved color reproduction and operability, however, overall unit sales decreased compared with the same period of the previous year. As a result, sales for the business unit decreased by 8.4% to ¥221.8 billion year on year, while operating profit totaled ¥24.7 billion, a year-on-year decrease of 15.5%.

Within the Medical System Business Unit, CMSC’s computed tomography (“CT”) products maintained the top share of the Japanese market. As for diagnostic ultrasound systems, sales of the newly launched Aplio i-series grew steadily, mainly in Europe. However, the fact that sales for the same period of the previous year was particularly high with the resolution of restrained purchasing by customers after the completion of acquisition of CMSC resulted in an overall decrease in sales. As a result, sales for the business unit decreased by 11.1% year on year to ¥117.1 billion, while operating profit totaled ¥10.5 billion, a year-on-year increase of 6.2%, mainly thanks to a shift in sales strategy away from selling low profitability models.

In the Industry and Others Business Unit, unit sales of semiconductor lithography equipment increased significantly from the same period of the previous year as a result of increasing demand for memory devices used in data centers. Additionally, sales of manufacturing equipment for Organic LED (“OLED”) panels increased in response to continued growing demand for high-definition OLED displays used in mobile devices. As for network cameras, Axis enjoyed solid sales amid increasing market demand. Consequently, sales for the business unit increased by 16.1% year on year to ¥188.5 billion, while operating profit was ¥18.6 billion, a year-on-year increase of 113.6%.

(3)	Operating Results (continued)

Cash Flows

During the first quarter of 2018, cash flow from operating activities totaled ¥42.1 billion, a decrease of ¥125.3 billion compared with the same period of the previous year, owing to increase of working capital and payment of income taxes. Cash flow from investing activities decreased, mainly due to the increase of capital investment for new products, which was offset by the payment for the acquisition of Canon Medical Finance Co., Ltd. in the previous year, leading to a year-on-year decrease of ¥0.2 billion to ¥49.9 billion. Accordingly, free cash flow totaled negative ¥7.8 billion, a decrease of ¥125.1 billion compared with the corresponding year-ago period.

Cash flow from financing activities recorded an outlay of ¥95.7 billion, mainly owing to the dividend payout.

Owing to these factors, as well as the negative impact from foreign currency translation adjustments, cash and cash equivalents decreased by ¥121.1 billion to ¥600.7 billion from the end of the previous year.

Non-GAAP Financial Measures

We have reported our financial results in accordance with U.S. GAAP. In addition, we have discussed our results using “free cash flow,” which is a non-GAAP measure.

We believe this measure, which takes into consideration the Company’s operating and investing activities, is beneficial to an investor’s understanding of Canon’s current liquidity and the alternatives of use in financing activities.

A reconciliation of this non-GAAP financial measure and the most directly comparable measures calculated and presented in accordance with U.S. GAAP are set forth on the following table.

Billions of yen
Three months ended March 31, 2018

Net cash provided by operating activities	42.1

Net cash used in investing activities	(49.9)

Free cash flow	(7.8)

(3)	Operating Results (continued)

Management Issues to be Addressed

No material changes or issues with respect to business operations and finances have occurred during the three months ended March 31, 2018.

Research and Development Expenditures

Canon’s research and development expenditures for the three months ended March 31, 2018 totaled ¥78.9 billion.

Property, Plant and Equipment

(1)     Major Property, Plant and Equipment

There were no significant changes to the status of existing major property, plant and equipment during the first three months of 2018.

(2)     Prospect of Capital Investment in the first three months of Fiscal 2018

There were no significant new constructions of property, plant and equipment, which were in progress as of December 31, 2017 and were completed during the three months ended March 31, 2018.

There were no significant changes in the plans relevant to the retirement of property, plant and equipment during the three months ended March 31, 2018. Moreover, there were no significant additional plans for new construction or retirement of property, plant and equipment during the three months ended March 31, 2018.

III . Company Information

(1)	Shares

Total number of authorized shares is 3,000,000,000 shares. The common stock of Canon is listed on the Tokyo, Nagoya, Fukuoka, Sapporo and New York Stock Exchanges. Total issued shares are as follows:

As of March 31, 2018
Total number of issued shares	1,333,763,464

Stock Acquisition Rights

Not applicable.

Exercise status of bonds with share subscription rights containing an adjustable exercise price clause

Not applicable.

Rights Plan

Not applicable.

Change in Issued Shares, Common Stock and Additional Paid in Capital

	Change during this term	As of March 31, 2018
Issued Shares (Number of shares)	-	1,333,763,464
Common Stock (Millions of yen)	-	174,762
Additional Paid-in Capital (Millions of yen)	-	306,288

Major Shareholders

Not applicable.

(1)	Shares (continued)

Voting Rights

The information provided below is based on the latest register of shareholders as of December 31, 2017.

	As of December 31, 2017

Classification	Number of shares (shares)	Number of voting rights (units)

Shares without voting rights	-	-

Shares with restricted voting rights (Treasury stock, etc.)	-	-

Shares with restricted voting rights (Others)	-	-

Shares with full voting rights (Treasury stock, etc.)	(treasury stock) 254,007,600	-

Shares with full voting rights (Others)	1,078,355,500	10,783,555

Fractional unit shares (Note)	1,400,364	-

Total number of issued shares	1,333,763,464	-

Total voting rights held by all shareholders	-	10,783,555

Note:

In “Fractional unit shares” under “Number of shares,” 81 shares of treasury stock are included.

Treasury Stock, etc.

	Number of shares owned (Number of shares)	Number of shares owned / Number of shares issued

Canon Inc.	254,007,600	19.04%

Total	254,007,600	19.04%

(2)	Directors and Executive Officers

There were no changes in members of directors and auditors, and their functions between the filing date of the Annual Securities Report (Yukashoken Houkokusho) for the fiscal year ended December 31, 2017 and the end of this quarter.

There were no changes in members of executive officers and their functions between the filing date of the Annual Securities Report (Yukashoken Houkokusho) for the fiscal year ended December 31, 2017 and the end of this quarter.

IV . Financial Statements (Unaudited)

(1)	Consolidated Financial Statements

Index of Consolidated Financial Statements of Canon Inc. and Subsidiaries:

CANON INC. AND SUBSIDIARIES

Consolidated Balance Sheets

	Millions of yen
	March 31, 2018	December 31, 2017

Assets
Current assets:
Cash and cash equivalents (Note 16)	600,711	721,814
Short-term investments (Note 2)	1,301	1,965
Trade receivables, net (Note 3)	583,729	650,872
Inventories (Note 4)	588,484	570,033
Prepaid expenses and other current assets (Notes 10,12 and16)	323,667	287,965

Total current assets	2,097,892	2,232,649

Noncurrent receivables (Note 13)	23,748	35,444
Investments (Notes 2 and 15)	49,228	48,320
Property, plant and equipment, net (Note 5)	1,102,063	1,126,620
Intangible assets, net	407,046	420,972
Goodwill	913,926	936,722
Other assets (Note 16)	384,520	397,564

Total assets	4,978,423	5,198,291

CANON INC. AND SUBSIDIARIES

Consolidated Balance Sheets (continued)

	Millions of yen
	March 31, 2018	December 31, 2017

Liabilities and equity
Current liabilities:
Short-term loans and current portion of long-term debt (Note 14)	38,844	39,328
Trade payables (Note 7)	386,931	380,654
Accrued income taxes	36,780	77,501
Accrued expenses (Note 13)	319,801	330,188
Other current liabilities (Notes 10 and 12)	264,941	281,809

Total current liabilities	1,047,297	1,109,480

Long-term debt, excluding current instalments (Notes 6 and 14)	493,862	493,238
Accrued pension and severance cost	351,214	365,582
Other noncurrent liabilities	121,886	133,816

Total liabilities	2,014,259	2,102,116

Commitments and contingent liabilities (Note 13)

Equity:
Canon Inc. shareholders’ equity (Note 8):
Common stock	174,762	174,762
(Number of authorized shares)	(3,000,000,000)	(3,000,000,000)
(Number of issued shares)	(1,333,763,464)	(1,333,763,464)
Additional paid-in capital	401,386	401,386
Legal reserve	67,043	66,879
Retained earnings	3,399,719	3,429,312
Accumulated other comprehensive income (loss) (Note 9)	(241,604)	(143,228)
Treasury stock, at cost	(1,058,488)	(1,058,481)
(Number of shares)	(254,009,326)	(254,007,681)

Total Canon Inc. shareholders’ equity	2,742,818	2,870,630
Noncontrolling interests (Note 8)	221,346	225,545

Total equity (Note 8)	2,964,164	3,096,175

Total liabilities and equity	4,978,423	5,198,291

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Millions of yen
	Three months ended March 31, 2018	Three months ended March 31, 2017

Net sales (Note 10):
Products and Equipment	774,166	844,064
Services	186,546	128,697

	960,712	972,761

Cost of sales (Note 10):
Products and Equipment	431,803	455,079
Services	84,215	49,873

	516,018	504,952

Gross profit	444,694	467,809

Operating expenses:
Selling, general and administrative expenses (Notes 10 and 16)	288,691	312,525
Research and development expenses	78,920	82,094

	367,611	394,619

Operating profit	77,083	73,190

Other income (deductions):
Interest and dividend income	1,952	1,279
Interest expense	(257)	(248)
Other, net (Notes 2,9,12 and 16)	6,981	3,789

	8,676	4,820

Income before income taxes	85,759	78,010

Income taxes	25,942	20,309

Consolidated net income	59,817	57,701

Less: Net income attributable to noncontrolling interests	2,704	2,612

Net income attributable to Canon Inc.	57,113	55,089

	Yen	Yen
Net income attributable to Canon Inc. shareholders per share (Note 11):

Basic	52.89	50.44
Diluted	52.89	50.44

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Comprehensive Income
	Millions of yen
	Three months ended March 31, 2018	Three months ended March 31, 2017

Consolidated net income	59,817	57,701
Other comprehensive income (loss), net of tax (Note 9):
Foreign currency translation adjustments	(98,408)	(44,094)
Net unrealized gains and losses on securities	-	340
Net gains and losses on derivative instruments	1,265	2,873
Pension liability adjustments	245	531

	(96,898)	(40,350)

Comprehensive income (loss) (Note 8)	(37,081)	17,351
Less: Comprehensive income (loss) attributable to noncontrolling interests	(1,161)	1,185

Comprehensive income (loss) attributable to Canon Inc.	(35,920)	16,166

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Millions of yen
	Three months ended March 31, 2018	Three months ended March 31, 2017
Cash flows from operating activities:
Consolidated net income	59,817	57,701
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	60,537	62,139
Loss on disposal of fixed assets	867	1,075
Deferred income taxes	(7,910)	(5,205)
Decrease in trade receivables	19,680	53,739
Increase in inventories	(38,216)	(19,618)
Increase in trade payables	7,607	22,968
Increase (decrease) in accrued income taxes	(40,110)	5,669
Decrease in accrued expenses	(171)	(5,599)
Increase (decrease) in accrued (prepaid) pension and severance cost	(9,538)	1,155
Other, net	(10,420)	(6,603)

Net cash provided by operating activities	42,143	167,421

Cash flows from investing activities:
Purchases of fixed assets (Note 5)	(47,773)	(43,624)
Proceeds from sale of fixed assets (Note 5)	1,024	150
Purchases of securities	(835)	-
Proceeds from sale and maturity of securities	263	556
Decrease (increase) in time deposits, net	567	(1,957)
Acquisitions of businesses, net of cash acquired	(2,592)	(5,135)
Purchases of other investments	(565)	(87)
Other, net	(10)	1

Net cash used in investing activities	(49,921)	(50,096)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	43	1,061
Repayments of long-term debt	(2,821)	(312)
Increase in short-term loans, net	1,804	540
Dividends paid	(91,779)	(81,905)
Repurchases and reissuance of treasury stock, net	(7)	(4)
Other, net	(2,961)	(2,826)

Net cash used in financing activities	(95,721)	(83,446)

Effect of exchange rate changes on cash and cash equivalents	(17,604)	(9,418)

Net change in cash and cash equivalents	(121,103)	24,461
Cash and cash equivalents at beginning of period	721,814	630,193

Cash and cash equivalents at end of period	600,711	654,654

Supplemental disclosure for cash flow information:
Cash paid during the period for:
Interest	249	553
Income taxes	67,873	23,436

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)	Basis of Presentation and Significant Accounting Policies

(a)	Basis of Presentation

The Company issued convertible debentures in the United States in May 1969 and established a program in which its American Depositary Receipts (ADRs) were traded in the U.S. over-the-counter market. Since then, under the U.S. Securities Act of 1933 and the U.S. Securities Exchange Act of 1934, the Company has prepared its annual consolidated financial statements in accordance with U.S. GAAP and filed them with the U.S. Securities and Exchange Commission on Form 20-F. The Company’s ADRs were listed on the NYSE in September 2000 after being quoted on NASDAQ from February 1972 to September 2000.

Canon’s quarterly consolidated financial statements are prepared in accordance with the recognition and measurement criteria of accounting principles generally accepted in the United States. Certain disclosures have been omitted.

The number of consolidated subsidiaries and affiliated companies that were accounted for by the equity method as of March 31, 2018 and December 31, 2017 are summarized as follows:

	March 31, 2018	December 31, 2017
Consolidated subsidiaries	379	376
Affiliated companies	8	7

Total	387	383

(b)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its majority owned subsidiaries and those variable interest entities where the Company or its consolidated subsidiaries are the primary beneficiaries. All significant intercompany balances and transactions have been eliminated.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(1)	Basis of Presentation and Significant Accounting Policies (continued)

(c)	Recent Accounting Pronouncements

Recently adopted accounting pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) Section C – Background Information and Basis for Conclusions, which is a new accounting standard related to revenue from contracts with customers, as amended. (Accounting Standards Codification (“ASC”) 606) This standard requires an entity to recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Canon adopted this standard from the quarter beginning January 1, 2018 with modified retrospective method of adoption to contracts that were not completed as of the adoption. The cumulative-effects to the retained earnings and the impact on the consolidated result of operations for the quarter ended March 31, 2018 from the adoption of this standard were not material. For further information, please refer to Note 10.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, which is an amendment which addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. This guidance includes the requirement that equity investments that do not result in consolidation and are not accounted for under the equity method be measured at fair value with changes in the fair value recognized in net income. Canon adopted this standard from the quarter beginning January 1, 2018, and Canon recognized a cumulative-effect adjustment to retained earnings of ¥5,343 million as of January 1, 2018 for the after-tax unrealized gains of available-for-sale equity securities previously recognized in accumulated other comprehensive income.

In October 2016, the FASB issued ASU No. 2016-16, Income Taxes (Topic 740): Intra-entity Transfers of Assets other than Inventory, which requires an entity to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. Consequently, the amendments in this guidance eliminate the exception for an intra-entity transfer of an asset other than inventory. Two common examples of assets included in the scope of this guidance are intellectual property and property, plant, and equipment. The amendments in this guidance should be applied on a modified retrospective basis through a cumulative effect adjustment directly to retained earnings as of the beginning of the period of adoption. Canon adopted this standard from the quarter beginning January 1, 2018. The adoption of this guidance did not have a material impact on its consolidated results of operation and financial condition.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(1)	Basis of Presentation and Significant Accounting Policies (continued)

In March 2017, the FASB issued ASU No. 2017-07, Compensation – Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost, which requires an entity to disaggregate the service cost component from the other components of net benefit cost and present it in the same line item or items as other compensation costs arising from services rendered by the pertinent employees during the period. The other components of net benefit cost are required to be presented separately from the service cost component, such as in other income (deductions) in the income statement. The amendments also allow only the service cost component to be eligible for capitalization (for example, as a cost of internally manufactured inventory). The amendments are to be applied retrospectively for the presentation of the service cost component and the other components of net benefit cost, and prospectively for the capitalization of the service cost component of net benefit cost. Canon adopted this guidance from the quarter beginning January 1, 2018. The adoption of the new presentation requirement of the service cost component and the other components of net benefit cost resulted in reclassification of ¥535 million from cost of sales, ¥1,107 million from selling, general and administrative expenses, and ¥833 million from research and development expenses into other income (deductions) for the three months ended March 31, 2017. Please refer to Note 16 for additional information. The adoption of the capitalization of the service cost component of net benefit cost did not have a material impact on its consolidated results of operations and financial condition.

Recently issued accounting pronouncements not yet adopted

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) Section A – Leases: Amendments to the FASB Accounting Standards Codification, which requires lessees to recognize most leases on their balance sheets but recognize expenses on their income statements in a manner similar to current guidance. For lessors, the guidance modifies the classification criteria and the accounting for sales-type and direct financing leases. The new guidance is required to be applied with a modified retrospective approach. The guidance is effective for annual reporting periods beginning after December 15, 2018, and early adoption is permitted. Canon currently plans to adopt the guidance from the quarter beginning after January 1, 2019. The adoption of the guidance is expected to have an impact on its consolidated balance sheet by recognizing right-of-use assets and lease liabilities for non-cancelable operating leases. Canon is currently evaluating the effect that the adoption of the guidance will have on its consolidated results of operations and financial condition.

In August 2017, the FASB issued ASU No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities, which amends existing guidance to simplify the application of the hedge accounting in certain situations and enable an entity to better portray the economic results of an entity’s risk management activities in its financial statements. This guidance eliminates the requirement to separately measure and report hedge ineffectiveness, and requires an entity to present the earnings effect of the hedging instrument in the same income statement line item which the earnings effect of the hedged item is reported. This guidance is effective for annual reporting periods beginning after December 15, 2018, and early adoption is permitted. Canon is currently evaluating the adoption date and the effect that the adoption of this guidance will have on its consolidated results of operations and financial condition.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(2)	Investments

The cost, gross unrealized holding gains, gross unrealized holding losses and fair value for available-for-sale debt securities included in investments by major security type at March 31, 2018 and December 31, 2017 are as follows:

	Millions of yen
	March 31, 2018
	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Current:
Corporate bonds	1,136	-	-	1,136

	1,136	-	-	1,136

Noncurrent:
Government bonds	295	-	16	279
Corporate bonds	428	172	-	600

	723	172	16	879

	Millions of yen
	December 31, 2017
	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Current:
Corporate bonds	1,222	-	-	1,222

	1,222	-	-	1,222

Noncurrent:
Government bonds	305	-	16	289
Corporate bonds	640	182	-	822

	945	182	16	1,111

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(2)	Investments (continued)

Maturities of available-for-sale debt securities included in investments in the accompanying consolidated balance sheets are as follows at March 31, 2018:

	Millions of yen
	Cost	Fair value
Due within one year	1,136	1,136
Due after one year through five years	423	423
Due after five years	300	456

	1,859	2,015

Realized gains and losses are determined using the average cost method and are reflected in earnings. The gross realized gains and losses were nil for the three months ended March 31, 2018 and 2017, respectively.

The portion of unrealized and realized gains and losses related to equity securities for the three months ended March 31, 2018 are as follows:

Millions of yen
Net gains and losses recognized during the period on equity securities	550
Less: Net gains and losses recognized during the period on equity securities sold during the period	149

Unrealized gains and losses recognized during the period on equity securities still held at March 31, 2018	401

Aggregate cost of non-marketable equity securities accounted for under the cost method totaled ¥3,760 million at December 31, 2017.

From the quarter beginning January 1, 2018, Canon measures non-marketable equity securities without readily determinable fair value at cost, minus impairment, if any, plus or minus changes resulting from observables price changes in orderly transactions for the identical or a similar investment of the same issuer. The carrying amount of these investments totaled ¥4,091 million at March 31, 2018. Canon did not recognize any impairment or other adjustments during the three months ended March 31, 2018.

Time deposits with original maturities of more than three months are ¥165 million and ¥743 million at March 31, 2018 and December 31, 2017, respectively, and are included in short-term investments in the accompanying consolidated balance sheets.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(3)	Trade Receivables

Trade receivables are summarized as follows:

	Millions of yen
	March 31, 2018	December 31, 2017

Notes	32,545	37,077
Accounts	564,243	627,173
Less allowance for doubtful receivables	(13,059)	(13,378)

	583,729	650,872

(4)	Inventories

Inventories are summarized as follows:

	Millions of yen
	March 31, 2018	December 31, 2017

Finished goods	380,968	377,632
Work in process	160,606	144,251
Raw materials	46,910	48,150

	588,484	570,033

(5)	Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and are summarized as follows:

	Millions of yen
	March 31, 2018	December 31, 2017

Land	272,314	274,551
Buildings	1,622,680	1,638,202
Machinery and equipment	1,787,233	1,804,982
Construction in progress	46,962	46,940

	3,729,189	3,764,675
Less accumulated depreciation	(2,627,126)	(2,638,055)

	1,102,063	1,126,620

Fixed assets presented in the consolidated statements of cash flows includes property, plant and equipment and intangible assets.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(6)	Long-Term Debt

Canon has revolving credit facilities expiring in December 2021. The outstanding loans under the credit facilities are ¥490,000 million at a floating interest of 0.07% and Canon has no unused credit facilities as of March 31, 2018.

(7)	Trade Payables

Trade payables are summarized as follows:

	Millions of yen
	March 31, 2018	December 31, 2017

Notes	74,298	81,002
Accounts	312,633	299,652

	386,931	380,654

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(8)	Equity

The change in the carrying amount of total equity, equity attributable to Canon Inc. shareholders and equity attributable to noncontrolling interests in the consolidated balance sheets for the three months ended March 31, 2018 and 2017 are as follows:

	Millions of yen
	Canon Inc. shareholders’ equity	Noncontrolling interests	Total equity

Balance at December 31, 2017	2,870,630	225,545	3,096,175

Cumulative effects of accounting standard update—adoption of ASU No. 2014-09*	(106)	(76)	(182)
Cumulative effects of accounting standard update—adoption of ASU No. 2016-01*	-	-	-
Dividends to Canon Inc. shareholders	(91,779)	-	(91,779)
Dividends to noncontrolling interests	-	(2,961)	(2,961)
Equity transactions with noncontrolling interests and other	-	(1)	(1)

Comprehensive income:
Net income	57,113	2,704	59,817
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(94,575)	(3,833)	(98,408)
Net unrealized gains and losses on securities	-	-	-
Net gains and losses on derivative instruments	1,282	(17)	1,265
Pension liability adjustments	260	(15)	245

Total comprehensive income (loss)	(35,920)	(1,161)	(37,081)

Repurchases and reissuance of treasury stock	(7)	-	(7)

Balance at March 31, 2018	2,742,818	221,346	2,964,164

* Represents the impact of adopting the new accounting standard related to the revenue recognition and financial instruments. Please refer to Note 1(c) and Note 9 for more detailed information.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(8)	Equity (continued)

	Millions of yen
	Canon Inc. shareholders’ equity	Noncontrolling interests	Total equity

Balance at December 31, 2016	2,783,129	211,493	2,994,622

Dividends to Canon Inc. shareholders	(81,905)	-	(81,905)
Dividends to noncontrolling interests	-	(2,697)	(2,697)
Equity transactions with noncontrolling interests and other	(2)	1	(1)

Comprehensive income:
Net income	55,089	2,612	57,701
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(42,753)	(1,341)	(44,094)
Net unrealized gains and losses on securities	479	(139)	340
Net gains and losses on derivative instruments	2,857	16	2,873
Pension liability adjustments	494	37	531

Total comprehensive income (loss)	16,166	1,185	17,351

Repurchases and reissuance of treasury stock	(4)	-	(4)

Balance at March 31, 2017	2,717,384	209,982	2,927,366

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(9)	Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) for the three months ended March 31, 2018 and 2017 are as follows:

	Millions of yen
	Foreign currency translation adjustments	Unrealized gains and losses on securities	Gains and losses on derivative instruments	Pension liability adjustments	Total
Balance at December 31, 2017	30,208	5,484	(180)	(178,740)	(143,228)
Cumulative effects of accounting standard update—adoption of ASU No. 2016-01*	-	(5,343)	-	-	(5,343)
Other comprehensive income (loss) before reclassifications	(94,575)	-	1,167	-	(93,408)
Amounts reclassified from accumulated other comprehensive income (loss)	-	-	115	260	375

Net change during the period	(94,575)	-	1,282	260	(93,033)

Balance at March 31, 2018	(64,367)	141	1,102	(178,480)	(241,604)

* Represents the impact of adopting the new accounting standard related to financial instruments. Please refer to Note 1(c) for more detailed information.

	Millions of yen
	Foreign currency translation adjustments	Unrealized gains and losses on securities	Gains and losses on derivative instruments	Pension liability adjustments	Total
Balance at December 31, 2016	(13,960)	15,251	(2,742)	(198,430)	(199,881)
Other comprehensive income (loss) before reclassifications	(42,753)	677	548	(402)	(41,930)
Amounts reclassified from accumulated other comprehensive income (loss)	-	(198)	2,309	896	3,007

Net change during the period	(42,753)	479	2,857	494	(38,923)

Balance at March 31, 2017	(56,713)	15,730	115	(197,936)	(238,804)

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(9)	Other Comprehensive Income (Loss) (continued)

Reclassifications out of accumulated other comprehensive income (loss) for the three months ended March 31, 2018 and 2017 are as follows:

	Millions of yen
	Amount reclassified from accumulated other comprehensive income (loss) *
	Three months ended March 31, 2018	Three months ended March 31, 2017	Affected line items in consolidated statements of income

Unrealized gains and losses on securities	-	(491)	Other, net
	-	152	Income taxes

	-	(339)	Consolidated net income
	-	141	Net income attributable to noncontrolling interests

	-	(198)	Net income attributable to Canon Inc.

Gains and losses on derivative instruments	172	3,320	Other, net
	(59)	(994)	Income taxes

	113	2,326	Consolidated net income
	2	(17)	Net income attributable to noncontrolling interests

	115	2,309	Net income attributable to Canon Inc.

Pension liability adjustments	337	1,228	Other, net
	(47)	(304)	Income taxes

	290	924	Consolidated net income
	(30)	(28)	Net income attributable to noncontrolling interests

	260	896	Net income attributable to Canon Inc.

Total amount reclassified, net of tax and noncontrolling interests	375	3,007

*	Amounts in parentheses indicate gains in consolidated statements of income.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(10)	Revenue

Canon generates revenue principally through the sale of office, imaging system and medical system products, industrial equipment, supplies and related services under separate contractual arrangements. Revenue is recognized when, or as, control of promised goods or services transfers to customers in an amount that reflects the consideration to which Canon expects to be entitled in exchange for transferring these goods or services.

Revenue from sales of office products, such as office MFDs and laser printers, and imaging system products, such as digital cameras and inkjet printers, is recognized upon shipment or delivery, depending upon when the customer obtains controls of these products.

Revenue from sales of equipment that are sold with customer acceptance provisions related to their functionality including optical equipment such as semiconductor lithography equipment and FPD lithography equipment, and certain medical equipment such as computed tomography and magnetic resonance imaging, is recognized when the equipment is installed at the customer site and the agreed-upon specifications are objectively satisfied.

Most of Canon’s service revenues are generated from maintenance services for office products which the customer typically pays a variable amount based on usage, a stated fixed fee or a stated base fee plus a variable amount, and for certain medical system products with a stated fixed fee. Canon recognizes revenue from maintenance service contract on overtime basis as it satisfies the underlying performance obligation. The majority of maintenance service arrangements for office products are executed in combination with related products. Transaction prices for products and maintenance services need to be allocated to each performance obligation on a relative standalone selling price basis where significant judgements are required. Canon estimates the standalone selling price using a range of prices that would meet the allocation objective based on all information that is reasonably available including market conditions and other observable inputs. If transaction prices of the product or service contracts are not within the acceptable range then the revenue is subject to allocation based on the estimated standalone selling prices.

The transaction prices that Canon is entitled to receive in exchange for transferring goods or services to the customer include certain forms of variable consideration, including product discounts, customer promotions and volume-based rebates mainly for imaging system products, which are sold predominantly through distributors and retailers. Canon includes estimated amounts in the transaction price only to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Variable considerations are estimated based upon historical trends and other known factors at the time of sale, and are subsequently adjusted in each period based on current information.

Canon records amounts received in advance from customers in excess of revenue recognized primarily for optical equipment and maintenance services as deferred revenue until the performance obligation for distinct goods or services are satisfied. Deferred revenue at March 31, 2018 and December 31, 2017 were ¥128,531 million and ¥125,965 million, respectively, and are included in other current liabilities in the accompanying consolidated balance sheets. Revenue recognized for the three months ended March 31, 2018, which had been included in the deferred revenue balance at December 31, 2017, was ¥72,669 million.

Performance obligations that are unsatisfied or partially unsatisfied at March 31, 2018 primarily relate to maintenance service contracts for the office and medical system products. The original contract periods of these contracts range primarily from one to six years.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(10)	Revenue (continued)

Taxes collected from customers and remitted to governmental authorities are excluded from revenues in the consolidated statements of income.

Canon recognized contract assets primarily for unbilled receivables arising from maintenance services for office products totalled to ¥42,915 million at the adoption date and included in prepaid expenses and other current assets in the consolidated balance sheet with an offsetting impact to trade receivables. Contract assets at March 31, 2018 were ¥46,688 million.

Canon has started separating revenues and cost of sales into products and services in the consolidated statements of income starting from the quarter beginning January 1, 2018, including prior period’s presentation. The adoption of the new revenue standard required the reconsideration of the scope of performance obligations related to product maintenance services, which has resulted in a change in classification of revenues between the products and service revenues. Maintenance service revenues, which were historically allocated into products revenues and service revenues, are currently accounted for as a single performance obligation and are classified as service revenues. The reconsideration of the scope of performance obligations did not materially affect the timing of revenue recognition. Canon has also, reclassified certain expenses related to service revenues from operating expenses to cost of sales in the accompanying consolidated statement of income. The amount reclassified for the quarter ended March 31, 2018 was ¥29,299 million.

Disaggregated revenue by business unit, product and geographic area are described in Note 17.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(11)	Net Income Attributable to Canon Inc. Shareholders per Share

Reconciliations of the numerators and denominators of basic and diluted net income attributable to Canon Inc. shareholders per share computations for the three months ended March 31, 2018 and 2017 are as follows:

	Millions of yen
	Three months ended March 31, 2018	Three months ended March 31, 2017
Net income attributable to Canon Inc.	57,113	55,089

	Number of shares
	Three months ended March 31, 2018	Three months ended March 31, 2017
Average common shares outstanding	1,079,754,852	1,092,067,539
Effect of dilutive securities:
Stock options	-	-

Diluted common shares outstanding	1,079,754,852	1,092,067,539

	Yen
	Three months ended March 31, 2018	Three months ended March 31, 2017
Net income attributable to Canon Inc. shareholders per share:
Basic	52.89	50.44
Diluted	52.89	50.44

The computation of diluted net income attributable to Canon Inc. shareholders per share for the three months ended March 31, 2017 excludes outstanding stock options because the effect would be anti-dilutive. There were no dilutive securities during the three months ended March 31, 2018.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(12)	Derivatives and Hedging Activities

Risk management policy

Canon operates internationally, exposing it to the risk of changes in foreign currency exchange rates. Derivative financial instruments are comprised principally of foreign exchange contracts utilized by the Company and certain of its subsidiaries to reduce the risk. Canon assesses foreign currency exchange rate risk by continually monitoring changes in the exposures and by evaluating hedging opportunities. Canon does not hold or issue derivative financial instruments for trading purposes. Canon is also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations. Most of the counterparties are internationally recognized financial institutions and selected by Canon taking into account their financial condition, and contracts are diversified across a number of major financial institutions.

Foreign currency exchange rate risk management

Canon’s international operations expose Canon to the risk of changes in foreign currency exchange rates. Canon uses foreign exchange contracts to manage certain foreign currency exchange exposures principally from the exchange of U.S. dollars and euros into Japanese yen. These contracts are primarily used to hedge the foreign currency exposure of forecasted intercompany sales and intercompany trade receivables that are denominated in foreign currencies. In accordance with Canon’s policy, a specific portion of foreign currency exposure resulting from forecasted intercompany sales is hedged using foreign exchange contracts which principally mature within three months.

Cash flow hedge

Changes in the fair value of derivative financial instruments designated as cash flow hedges, including foreign exchange contracts associated with forecasted intercompany sales, are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings through other income (deductions) in the same period as the hedged items affect earnings. Substantially all amounts recorded in accumulated other comprehensive income (loss) as of March 31, 2018 are expected to be recognized in earnings over the next twelve months. Canon excludes the time value component from the assessment of hedge effectiveness. Changes in the fair value of a foreign exchange contract for the period between the date that the forecasted intercompany sales occur and its maturity date are recognized in earnings and not considered hedge ineffectiveness.

Derivatives not designated as hedges

Canon has entered into certain foreign exchange contracts to primarily offset the earnings impact related to fluctuations in foreign currency exchange rates associated with certain assets denominated in foreign currencies. Although these foreign exchange contracts have not been designated as hedges as required in order to apply hedge accounting, the contracts are effective from an economic perspective. The changes in the fair value of these contracts are recorded in earnings immediately.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(12)	Derivatives and Hedging Activities (continued)

Contract amounts of foreign exchange contracts at March 31, 2018 and December 31, 2017 are set forth below:

	Millions of yen
	March 31, 2018	December 31, 2017

To sell foreign currencies	235,423	272,563
To buy foreign currencies	44,012	46,168

Fair value of derivative instruments in the consolidated balance sheets

The following tables present Canon’s derivative instruments measured at gross fair value as reflected in the consolidated balance sheets at March 31, 2018 and December 31, 2017.

Derivatives designated as hedging instruments

	Millions of yen
	Balance sheet location	Fair value
		March 31, 2018	December 31, 2017
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	725	255
Liabilities:
Foreign exchange contracts	Other current liabilities	49	367

Derivatives not designated as hedging instruments

	Millions of yen
	Balance sheet location	Fair value
		March 31, 2018	December 31, 2017
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	2,492	289
Liabilities:
Foreign exchange contracts	Other current liabilities	329	2,892

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(12)	Derivatives and Hedging Activities (continued)

Effect of derivative instruments in the consolidated statements of income

The following tables present the effect of Canon’s derivative instruments in the consolidated statements of income for the three months ended March 31, 2018 and 2017.

Derivatives in cash flow hedging relationships

	Millions of yen
Three months ended March 31, 2018	Gain (loss) recognized in OCI (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
Foreign exchange contracts	1,653	Other, net	(172)	Other, net	(82)

	Millions of yen
Three months ended March 31, 2017	Gain (loss) recognized in OCI (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
Foreign exchange contracts	833	Other, net	(3,320)	Other, net	(118)

Derivatives not designated as hedging instruments

	Millions of yen
Three months ended March 31, 2018	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	7,176

	Millions of yen
Three months ended March 31, 2017	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	4,381

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(13)	Commitments and Contingent Liabilities

Commitments

As of March 31, 2018, commitments outstanding for the purchase of property, plant and equipment approximated ¥38,901 million, and commitments outstanding for the purchase of parts and raw materials approximated ¥133,651 million.

Canon occupies sales offices and other facilities under lease arrangements accounted for as operating leases. Deposits made under such arrangements aggregated ¥13,552 million and ¥13,740 million at March 31, 2018 and December 31, 2017, respectively, and are included in noncurrent receivables in the accompanying consolidated balance sheets.

Future minimum lease payments required under noncancelable operating leases are ¥24,693 million (within one year) and ¥81,159 million (after one year), at March 31, 2018.

Guarantees

Canon provides guarantees for its employees, affiliates and other companies. The guarantees for the employees are principally made for their housing loans. The guarantees for affiliates and other companies are made for their lease obligations and bank loans to ensure that those companies operate with less financial risk.

Canon would have to perform under a guarantee if the borrower defaults on a payment within the contract terms. The contract terms are 1 year to 30 years in case of employees with housing loans, and 1 year to 7 years in case of affiliates and other companies with lease obligations and bank loans. The maximum amount of undiscounted payments Canon would have had to make in the event of default is ¥5,152 million at March 31, 2018. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees at March 31, 2018 were not significant.

Canon also offers assurance-type warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. Estimated product warranty costs are recorded at the time revenue is recognized and are included in selling, general and administrative expenses. Estimates for accrued product warranty costs are based on historical experience. Changes in accrued product warranty cost for the three months ended March 31, 2018 and 2017 are summarized as follows:

Three months ended March 31, 2018

Millions of yen
Balance at December 31, 2017	17,452
Addition	9,627
Utilization	(6,288)
Other	(1,446)

Balance at March 31, 2018	19,345

Three months ended March 31, 2017

Millions of yen
Balance at December 31, 2016	13,168
Addition	6,014
Utilization	(5,052)
Other	(865)

Balance at March 31, 2017	13,265

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(13)	Commitments and Contingent Liabilities (continued)

Legal proceedings

Canon is involved in various claims and legal actions arising in the ordinary course of business. Canon has recorded provisions for liabilities when it is probable that liabilities have been incurred and the amount of loss can be reasonably estimated. Canon reviews these provisions at least quarterly and adjusts these provisions to reflect the impact of the negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular case. Based on its experience, although litigation is inherently unpredictable, Canon believes that any damage amounts claimed in outstanding matters are not a meaningful indicator of Canon’s potential liability. In the opinion of management, any reasonably possible range of losses from outstanding matters would not have a material adverse effect on Canon’s consolidated financial position, results of operations, or cash flows.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(14)	Disclosures about the Fair Value of Financial Instruments and Concentrations of Credit Risk

Fair value of financial instruments

The estimated fair values of Canon’s financial instruments at March 31, 2018 and December 31, 2017 are set forth below. The following summary excludes cash and cash equivalents, trade receivables, finance receivables, noncurrent receivables, short-term loans, trade payables and accrued expenses for which fair values approximate their carrying amounts. The summary also excludes investments and derivative instruments which are disclosed in Note 2 and Note15, and Note12, respectively.

	Millions of yen
	March 31, 2018		December 31, 2017
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Long-term debt, including current installments	(497,505)	(497,465)	(499,168)	(499,126)

The following methods and assumptions are used to estimate the fair value in the above table.

Long-term debt

Canon’s long-term debt instruments are classified as Level 2 instruments and valued based on the present value of future cash flows associated with each instrument discounted using current market borrowing rates for similar debt instruments of comparable maturity. The levels are more fully described in Note 15.

Limitations of fair value estimates

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Concentrations of credit risk

At March 31, 2018 and December 31, 2017, one customer accounted for approximately 11% and 8% of consolidated trade receivables, respectively. Although Canon does not expect that the customer will fail to meet its obligations, Canon is potentially exposed to concentrations of credit risk if the customer failed to perform according to the terms of the contracts.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(15)	Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy that prioritizes the inputs used to measure fair value is as follows:

Level 1 -	Inputs are quoted prices in active markets for identical assets or liabilities.
Level 2 -

Inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 -

Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity’s own assumptions about the assumptions that market participants would use in establishing a price.

Assets and liabilities measured at fair value on a recurring basis

The following tables present Canon’s assets and liabilities that are measured at fair value on a recurring basis consistent with the fair value hierarchy at March 31, 2018 and December 31, 2017.

	Millions of yen
	March 31, 2018
	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	-	40,500	-	40,500
Available-for-sale (current):
Corporate bonds	1,136	-	-	1,136
Available-for-sale (noncurrent):
Government bonds	279	-	-	279
Corporate bonds	423	177	-	600
Fund trusts	12	166	-	178
Equity securities	21,594	-	-	21,594
Derivatives	-	3,217	-	3,217

Total assets	23,444	44,060	-	67,504

Liabilities:
Derivatives	-	378	-	378

Total liabilities	-	378	-	378

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(15)	Fair Value Measurements (continued)

	Millions of yen
	December 31, 2017
	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	-	70,500	-	70,500
Available-for-sale (current):
Corporate bonds	1,222	-	-	1,222
Available-for-sale (noncurrent):
Government bonds	289	-	-	289
Corporate bonds	605	217	-	822
Fund trusts	13	111	-	124
Equity securities	20,901	-	-	20,901
Derivatives	-	544	-	544

Total assets	23,030	71,372	-	94,402

Liabilities:
Derivatives	-	3,259	-	3,259

Total liabilities	-	3,259	-	3,259

Level 1 investments are comprised principally of Japanese equity securities, which are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions. Level 2 cash and cash equivalents are valued based on market approach, using quoted prices for identical assets in markets that are not active.

Derivative financial instruments are comprised of foreign exchange contracts. Level 2 derivatives are valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and interest rates, based on market approach.

Assets and liabilities measured at fair value on a nonrecurring basis

During the three months ended March 31, 2018 and 2017, there were no circumstances that required any significant assets or liabilities to be measured at fair value on a nonrecurring basis.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(16)	Supplemental Information

Gains and losses resulting from foreign currency transactions, including foreign exchange contracts, and translation of assets and liabilities denominated in foreign currencies are included in other income (deductions) in the consolidated statements of income. Foreign currency exchange gains and losses were a net gain of ¥413 million and a net loss of ¥1,211 million for the three months ended March 31, 2018 and 2017, respectively.

Advertising costs are expensed as incurred. Advertising expenses were ¥12,811 million and ¥11,705 million for the three months ended March 31, 2018 and 2017, respectively.

Shipping and handling costs totaled ¥13,233 million and ¥12,838 million for the three months ended March 31, 2018 and 2017, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

Service cost component of net periodic benefit cost for Canon’s employee retirement and severance defined benefit plans were ¥9,491 million and ¥9,463 million for three months ended March 31, 2018 and 2017, respectively, which are included in cost of sales and operating expenses in the consolidated statements of income. The components other than the service cost component included in other, net of other income (deductions) in consolidated statements of income were a net income of ¥4,144 million and ¥2,475 million for three months ended March 31, 2018 and 2017, respectively.

Certain debt securities with original maturities of less than three months classified as available-for-sale securities of ¥40,500 million and ¥70,500 million at March 31, 2018 and December 31, 2017, respectively, are included in cash and cash equivalents in the consolidated balance sheets. Fair value for these securities approximates their cost.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(16)	Supplemental Information (continued)

Finance receivables represent financing leases which consist of sales-type leases and direct-financing leases resulting from the sales of Canon’s and complementary third-party products. These receivables typically have terms ranging from 1 year to 6 years. Finance receivables are ¥326,702 million and ¥342,239 million at March 31, 2018 and December 31, 2017, respectively. Finance receivables which are individually evaluated for impairment at March 31, 2018 and 2017 are not significant.

The activities in the allowance for credit losses are as follows:

Three months ended March 31, 2018

Millions of yen

Balance at December 31, 2017	2,681

Charge-offs	(219)

Provision	93

Other	(79)

Balance at March 31, 2018	2,476

Three months ended March 31, 2017

Millions of yen

Balance at December 31, 2016	2,325

Charge-offs	(355)

Provision	283

Other	59

Balance at March 31, 2017	2,312

Canon has policies in place to ensure that its products are sold to customers with an appropriate credit history, and continuously monitors its customers’ credit quality based on information including length of period in arrears, macroeconomic conditions, initiation of legal proceedings against customers and bankruptcy filings. The allowance for credit losses of finance receivables are evaluated collectively based on historical experience of credit losses. An additional reserve for individual accounts is recorded when Canon becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings. Finance receivables which are past due at March 31, 2018 and December 31, 2017 are not significant.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(17)	Segment Information

Canon operates its business in four segments: the Office Business Unit, the Imaging System Business Unit, the Medical System Business Unit, and the Industry and Others Business Unit, which are based on the organizational structure and information reviewed by Canon’s management to evaluate results and allocate resources.

Based on the realignment of Canon’s internal reporting and management structure, Canon newly established Medical System Business Unit effective at the beginning of the second quarter of 2017, and certain businesses included in Industry and Others Business Unit have been reclassified. Operating results of these businesses for the three months ended March 31, 2017 were restated in line with this change.

The primary products included in each segment are as follows:

Office Business Unit:	Office multifunction devices (MFDs) / Laser multifunction printers (MFPs)/ Laser printers / Digital continuous feed presses/ Digital sheet-fed presses / Wide-format printers / Document solutions

Imaging System Business Unit:

Interchangeable-lens digital cameras / Digital compact cameras /

Digital camcorders / Digital cinema cameras / Interchangeable lenses /

Compact photo printers / Inkjet printers / Large format inkjet printers /

Commercial photo printers / Image scanners / Multimedia projectors /

Broadcast equipment / Calculators

Medical System Business Unit:	Digital radiography systems / Diagnostic X-ray systems / Computed tomography / Magnetic resonance imaging / Diagnostic ultrasound systems / Clinical chemistry analyzers / Ophthalmic equipment

Industry and Others Business Unit:

Semiconductor lithography equipment /

FPD (Flat panel display) lithography equipment /

Vacuum thin-film deposition equipment /

Organic LED (OLED) panel manufacturing equipment / Die bonders / Micromotors / Network cameras / Handy terminals /Document scanners

The accounting policies of the segments are substantially the same as the accounting policies used in Canon’s quarterly consolidated financial statements. Canon evaluates performance of, and allocates resources to, each segment based on operating profit.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(17)	Segment Information (continued)

Information about operating results for each segment for the three months ended March 31, 2018 and 2017 is as follows:

	Office	Imaging System	Medical System	Industry and Others	Corporate and eliminations	Consolidated
	(Millions of yen)
2018:

Net sales:
External customers	457,140	221,642	117,025	164,905	–	960,712
Intersegment	582	157	40	23,643	(24,422)	–

Total	457,722	221,799	117,065	188,548	(24,422)	960,712
Operating cost and expenses	404,679	197,092	106,558	169,950	5,350	883,629

Operating profit	53,043	24,707	10,507	18,598	(29,772)	77,083

2017:

Net sales:
External customers	457,137	241,900	131,624	142,100	–	972,761
Intersegment	608	159	131	20,360	(21,258)	–

Total	457,745	242,059	131,755	162,460	(21,258)	972,761
Operating cost and expenses	402,317	212,823	121,859	153,753	8,819	899,571

Operating profit	55,428	29,236	9,896	8,707	(30,077)	73,190

Intersegment sales are recorded at the same prices used in transactions with third parties. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable. Corporate expenses include certain corporate research and development expenses. Amortization costs of identified intangible assets resulting from the purchase price allocation of CMSC are also included in corporate expenses.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(17)	Segment Information (continued)

Information about product sales to external customers by business unit for the three months ended March 31, 2018 and 2017 is as follows:

	Millions of yen

	Three months ended	Three months ended

	March 31, 2018	March 31, 2017

Office

Monochrome copiers	67,889	68,521

Color copiers	95,490	97,125

Printers	175,202	179,045

Others	118,559	112,446

Total	457,140	457,137

Imaging System

Cameras	128,511	144,780

Inkjet printers	71,572	74,179

Others	21,559	22,941

Total	221,642	241,900

Medical System

Diagnostic equipment	117,025	131,624

Industry and Others

Lithography equipment	53,854	40,028

Others	111,051	102,072

Total	164,905	142,100

Consolidated	960,712	972,761

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(17)	Segment Information (continued)

Information by major geographic area for the three months ended March 31, 2018 and 2017 is as follows:

	Japan	Americas	Europe	Asia and Oceania	Total
			(Millions of yen)
2018:

Net sales:	224,940	239,611	247,849	248,312	960,712

2017:

Net sales:	230,567	255,873	241,572	244,749	972,761

Net sales are attributed to areas based on the location where the product is shipped to the customers.

(2)	Other Information

None.